Exhibit 4

[Letterhead of Cleary, Gottlieb, Steen & Hamilton]

Writer’s Direct Dial: (212) 225-2730

May 10, 2004

United Mexican States
Ministry of Finance and Public Credit
Palacio Nacional
Patio Central, 3er Piso
Oficina 3010
Colonia Centro
Mexico D.F. 06000
Mexico

Ladies and Gentlemen:

          We have acted as special United States counsel to the United Mexican States (“Mexico”) in connection with Mexico’s invitation (the “Invitation”), pursuant to registration statements Nos. 333-110594 and 333-101643 filed with the Securities and Exchange Commission (the “Commission”) under Schedule B of the Securities Act of 1933, as amended (the “Securities Act”), to holders of Mexico’s outstanding U.S. $3,300,000,000 8.125% Global Bonds due 2019, U.S. $1,750,000,000 8.00% Global Notes due 2022 and U.S. $1,750,000,000 11.50% Global Bonds due 2026 (collectively, the “Old Bonds”), to submit, in a modified Dutch auction, offers to exchange Old Bonds for a combination of U.S. dollar-denominated 5.875% Global Notes due 2014 (the “2014 Notes”) or U.S. dollar-denominated 7.500% Global Notes due 2033 (the “2033 Notes” and, together with the 2014 Notes, the “Reopened Notes”) and a U.S. dollar amount of cash. Pursuant to the Invitation, Mexico has issued U.S. $793,267,000 aggregate principal amount of the 2014 Notes and U.S. $2,056,822,000 aggregate principal amount of the 2033 Notes.

          In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	the Registration Statements, and the related prospectus and prospectus supplement each dated December 1, 2003 included in Registration Statement 333-110594, as amended and as supplemented by the pricing supplement dated April 21, 2004, as first filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act;

United Mexican States
Ministry of Finance and Public Credit, p. 2

(b)	a copy of the executed Fiscal Agency Agreement dated as of September 1, 1992, as amended by Amendment No. 1 thereto dated November 28, 1995 and by Amendment No. 2 thereto, dated as of March 3, 2003 (as so amended, the “Fiscal Agency Agreement”) between Mexico and Citibank, N.A. as Fiscal Agent;

(c)	copies of the executed Authorization Certificate dated as of December 1, 2003 (the “Authorization Certificate”), the Sub-Authorization Certificates issued with respect to each series of Reopened Notes dated as of April 15, 2004 (the “Sub-Authorization Certificates”), and the Supplemental Sub-Authorization Certificates issued with respect to each series of the Reopened Notes, dated April 27, 2004 (the “Supplemental Sub-Authorization Certificates” and, together with the Authorization Certificate and the Sub-Authorization Certificates, the “Authorizations”), pursuant to which certain terms of the Reopened Notes were established; and

(d)	the forms of the global Notes annexed as exhibits to the Supplemental Sub-Authorization Certificates.

In addition, we have examined and relied on the originals or copies certified or otherwise identified to our satisfaction of all such other documents and other certificates of public officials, representatives of Mexico and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

          In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified (i) that all agreements and documents we have examined have been duly authorized, executed and delivered pursuant to Mexican law, (ii) that each party has full power, authority and legal right to enter into such agreement or to issue such document, and to perform its obligations thereunder and (iii) that all signatures on all such agreements and documents are genuine.

          Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that, assuming due authentication, execution and delivery of the Reopened Notes by the Fiscal Agent in accordance with the terms of the Fiscal Agency Agreement, the Reopened Notes are valid, binding and enforceable obligations of Mexico.

          In giving the foregoing opinion (a) we have assumed that each of Mexico and the Fiscal Agent has satisfied those legal requirements that are applicable to it to the extent necessary to make the Fiscal Agency Agreement and the Notes enforceable against the parties thereto (except that no such assumption is made as to Mexico regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience would normally be applicable in relation to transactions of the type contemplated by the Fiscal Agency Agreement and the Reopened Notes), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

United Mexican States
Ministry of Finance and Public Credit, p. 3

          In addition, we note that (i) the enforceability in the United States of the waiver by Mexico of its immunities from court jurisdiction and from legal process, as set forth in the Fiscal Agency Agreement and the Reopened Notes, is subject to the limitations imposed by the United States Foreign Sovereign Immunities Act of 1976 and (ii) the designation in or pursuant to Section 12 of the Fiscal Agency Agreement of the U.S. federal courts sitting in The City of New York as the venue for actions or proceedings relating to the Fiscal Agency Agreement and the Reopened Notes is (notwithstanding the waiver in or pursuant to Section 12 of the Fiscal Agency Agreement) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. §1404(a) or to dismiss such actions or proceedings on the grounds that such federal court is an inconvenient forum for such action or proceeding.

          The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

          We hereby consent to the filing of this opinion as an exhibit to Amendment No. 3 to Mexico’s Annual Report on Form 18-K for its Fiscal Year ended December 31, 2002 and to the references to us under the heading “Validity of the Securities” in the Prospectus referred to above. In giving such consent, we do not thereby admit that we are experts with respect to any part of the Registration Statement, including this exhibit, within the meaning of the term “expert” as used in the Securities Act, or the rules and regulations of the Commission issued thereunder. The opinions expressed herein are rendered on and as of the date hereof, and we assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

By:	/s/ Wanda J. Olson

Wanda J. Olson, a Partner